Exhibit 99.1

SilverCrest Reports Q2, 2012 Financial Results

TSX-V: SVL    OTCQX: STVZF For Immediate Release

VANCOUVER, B.C. August 15, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the second quarter ended June 30, 2012 (all figures in U.S. dollars unless otherwise specified).

HIGHLIGHTS OF Q2, 2012 (Compared to Q2, 2011):

•	Cash flow from operations (1) increased 148% to $7.2 million.

•	Cash operating cost per silver equivalent ounce sold (2) decreased 16% to $6.94.

•	Revenues reported - IFRS (3) rose 87% to $16.0 million on sales of 124,739 silver ounces and 8,679 gold ounces.

•	Comprehensive earnings amounted to $9.2 million ($0.10 ps), compared to $0.8 million ($0.01 ps).

•	Working capital increased 64% to $29.6 million, up from $18.0 million.

•	Cash and cash equivalents were $34.9 million (at June 30, 2012).

J. Scott Drever, President stated; “We had a strong second quarter of 2012. We sold 637,050 silver equivalent ounces (2), for gross revenues of $16.0 million, with an average cash operating cost of $6.94 per silver equivalent ounce. The Santa Elena low cost, open pit heap leach mine operations continue to perform well and generated cash flows of $7.2 million which will contribute to the financing of the Santa Elena Expansion plan and the development of our major polymetallic La Joya Project. Q2, 2012, production was consistent with our budget and cash operating costs were below our budget of $8.20 per silver equivalent ounce. As a result, we are confident in meeting or exceeding our 2012 production guidance of 435,000 silver ounces and 33,000 gold ounces."

Financial and Operating Highlights:	Q2 2012	Q2 2011
Cash flow from operations (1)	$7,177,713	$2,898,739
Cash flow from operations (1) per share	$0.08	$0.04
Cash operating cost per silver equivalent ounce sold (2)	$6.94	$8.27
Revenues (3)
Silver revenue	$3,588,568	$2,737,801
Gold revenue – cash basis	$9,012,344	$3,487,925
	$12,600,912	$6,225,726
Gold revenue – non cash
- adjustment to market spot price	$2,729,657	$2,007,810
- amortization of deferred revenue	$651,462	$322,725
Revenues reported	$15,982,031	$8,556,261
Cost of sales	$(4,420,287)	$(2,109,801)
Depletion, depreciation and accretion	$(1,496,297)	$(741,373)
Mine operating earnings	$10,065,447	$5,705,087
Gain (loss) on derivative instruments	$2,360,560	$(3,506,088)
Other net expenses	$(1,657,126)	$(1,466,301)
Tax expense	$(1,243,000)	-
Exchange (loss) gain on translation to US Dollars	$(360,236)	$57,731
Comprehensive earnings	$9,165,645	$790,429
Weighted average number of common shares outstanding	89,736,379	75,821,542
Comprehensive earnings per share – basic	$0.10	$0.01
Silver ounces sold	124,739	70,326
Gold ounces sold	8,679	4,300
Silver equivalent ounces sold (2)	637,050	255,182
Silver ounces produced	139,850	74,678
Gold ounces produced	8,584	5,476
Silver equivalent ounces produced (2)	646,553	310,090
Ag : Au Ratio (2)	59:1	43:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.
There are variances in produced and sold ounces due to carry forward inventories from previous quarter.
(3) Per “IFRS 18 – Revenue”, revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

Comparison of Q2, 2012, to Q2, 2011

Comprehensive earnings were $9.2 million ($0.10 per share) compared with $0.8 million ($0.01 per share) for the same period in 2011. The significant increase in comprehensive earnings was largely driven by higher silver and gold sales volumes and a positive marked-to-market derivative impact, partially offset by lower realized silver and gold prices, increases in income and deferred tax expense and a larger exchange loss on translation to US Dollars.

In the second quarter 2012, silver and gold revenues totaled $16.0 million (2011 – $8.6 million), up 87% compared to the same quarter in 2011. Silver and gold revenues include $12.6 million (2011 - $6.2 million) earned on a cash basis and $2.7 million (2011 – $2.0 million) of non-cash revenues due to adjustments to gold spot market prices related to hedge facility deliveries and $0.7 million (2011 - $0.3 million) related to amortization of deferred revenues associated with the Sandstorm Agreement.

Silver sales were 124,739 ounces (2011 – 70,326) at an average realized price of $29 (2011 - $39). All silver production is unencumbered by hedging arrangements and sold at spot prices.

Gold sales were 8,679 ounces (2011 – 4,300). The Company sold 2,734 gold ounces (2011 – Nil) at market spot realized price of $1,649 (2011 - $Nil) per ounce. Gold delivered into the Hedging Facility was 4,210 ounces (2011 – 3,440) at an average realized price of $925 (2011 – $926). The non cash amount reported of $2.7 million (2011 - $2.0 million) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,574 (2011 - $1,510) per ounce) and the hedge price of $926.50 per ounce settled. This non-cash revenue reported is required by IFRS accounting policies. Gold delivered to Sandstorm was 1,735 ounces (2011 – 860) at an average realized gold price of $725 (2011 - $725) for which the Company recorded revenues of $1.3 million (2011 - $0.6 million) consisting of $0.6 million (2011 - $0.3 million) in cash received and $0.7 million (2011 - $0.3 million) from amortization of deferred revenue.

Cost of sales amounted to $4.4 million (2011 - $2.1 million). Cash cost per silver equivalent ounce sold amounted to $6.94 (2011 - $8.27). The decrease in cash cost per silver equivalent ounce over the same period in prior year reflects a significant increase in production volumes, crusher throughput and gold to silver ratio.

Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain (loss) relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce.  Gain (loss) on derivative instruments during the period amounted to $2.4 million (2011 – ($3.5 million)) resulting from a change at the quarter end to $1,606 (2011 - $1,518) in the gold forward price from $1,671 (2011 - $1,456) in the previous quarter.

Comparison of Q2, 2012, to Q1, 2012

Comprehensive earnings were up 44% to $9.2 million ($0.10 per share), from $6.3 million ($0.07 per share). The increase in comprehensive earnings was largely driven by a positive marked-to-market derivative impact, partially offset by slightly lower sales volumes, lower realized silver and gold prices, lower income tax expense and exchange loss on translation to US Dollars.

Operating cash flows were down 41% to $7.2 million ($0.08 per share), from $12.2 million ($0.14 per share) primarily due to lower realized silver and gold prices and more gold deliveries into the Hedging Facility. The realized price of silver sales and gold spot sales were down 12% and 4% respectively. SilverCrest accelerated gold deliveries into the Hedging Facility, 4,210 ounces were delivered into the Hedging Facility during Q2 compared with 1,359 ounces in the previous quarter.

The financial information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2012 and associated MD&A which are available on the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com .

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold, which is a non-IFRS performance measure. The Company uses this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2012, for a reconciliation of this measure to reported IFRS results.

OUTLOOK FOR REMAINDER OF 2012

SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, realize the full potential and value of the Santa Elena mine by executing the three year expansion plan to double metals production, and to rapidly advance the delineation of our major polymetallic deposit at the La Joya Property. Specific targets for H2, 2012 are as follows:

Santa Elena Open Pit Production

•	Meet or exceed estimated 2012 production, 33,000 gold ounces and 435,000 silver ounces;

•	Maintain cash operating cost at or below plan of $8.20 per ounce silver equivalent sold (55:1 Ag:Au);

•	Maintain operating cash flow in excess of $2 million per month, based on current silver and gold prices

Santa Elena Expansion

•	Complete underground decline development of main ramp, approximately 550 metres complete with, 950 metres remaining;

•	Secure long lead time items for mill and initiate tank fabrication;

•	Drill Santa Elena along strike and depth to expand underground resources;

•	Complete Pre-Feasibility Study on Expansion Plan (underground and mill);

•	Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan;

•	Continue site and regional exploration for further discoveries;

La Joya Project

•	Complete Phase II 80 hole drilling program (15 core and 20 reverse circulation drill holes remaining);

•	Explore the Coloradito, Esperanza and Santo Nino targets which are adjacent to the MMT;

•	Complete further metallurgical test work to initially determine amenability and potential polymetallic recoveries for Ag, Cu, Au, Pb, Zn, W, Sn, and Mo;

•	Complete revised resource estimation using Phase II results by Q4 2012.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) operates in Mexico and is a low cost precious metals producer with its headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

SILVERCREST MINES INC.

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